May 20, 2013

Mr. W. John Cash

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Submitted via EDGAR Correspondence

RE:	Snap-on Incorporated
Response letter addressing Form 10-K for the fiscal year ended
December 29, 2012, filed February 14, 2013
Commission File No. 1-7724

Dear Mr. Cash:

Set forth in this letter are the responses of Snap-on Incorporated (“Snap-on” or “the company”) to the Staff’s comments in its letter, dated May 7, 2013, regarding the Company’s Form 10-K for the fiscal year ended December 29, 2012. All responses are cross-referenced to the numbered comments in the Staff’s letter in the order presented. In addition, we have included the text of the comments from that letter.

In responding to the Staff’s letter, we use the terms “we,” “our,” “Snap-on,” or “the company” to refer to Snap-on Incorporated.

On behalf of Snap-on Incorporated, and as requested in your letter, we acknowledge that:

•	Snap-on is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Snap-on may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2801 80th Street, Kenosha Wisconsin 53143	Writer’s Direct Line: 262/656-5137
Secretary’s Line: 262/656-6462
Fax Line: 262/656-5221

Mr. W. John Cash

United States Securities and Exchange Commission

May 20, 2013

Form 10-K for the fiscal year ended December 29, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment Results

Financial Services, page 31

Comment 1: In future filings, beginning with your next quarterly report, please expand your discussion of your financial services business to include net yield and average yield information for each major category of interest bearing assets for each reported period.

Response:

The company acknowledges the Staff’s comment and confirms that in its future filings, including the company’s second quarter 2013 Form 10-Q, it will expand the discussion of Snap-on’s financial services business to include the applicable yield information for each major category of interest bearing assets for each reported period.

Comment 2: In addition, please expand your disclosure to separately quantify and discuss the effects of changes in rates and the changes in loan volume on your financial services results.

Response:

The company acknowledges the Staff’s comment and confirms that in its future filings, including the company’s second quarter 2013 Form 10-Q, it will expand the discussion of Snap-on’s financial services business to quantify and discuss the effects of changes in rates and loan volume on its financial services results.

Comment 3: To the extent you engage in loan modifications, please discuss and disclose the nature and extent of such modifications and the effects loan modifications had on your financial services results.

Response:

It is the general practice of Snap-on’s financial services business to not engage in loan modifications. In limited instances, the company may temporarily extend (averaging from two to three months) the debtor’s payment dates. During such deferral periods, interest continues to accrue based on original contract terms and full payment of principal and interest is expected. The outstanding balance of loans with payment delays as of 2012 and 2011 year end was immaterial (representing approximately 0.80% and 0.98% of the respective year-end financial services portfolio) and the financial statement impact of such payment delays was also

Mr. W. John Cash

United States Securities and Exchange Commission

May 20, 2013

immaterial to all periods presented in the company’s 2012 Form 10-K. The company considered the guidance of ASC 310-40-15-17 and concluded, as of 2012 and 2011 year end, that loan modifications with insignificant payment delays did not qualify as troubled debt restructurings.

Snap-on’s financial services business may also make loan modifications pursuant to bankruptcy proceedings; such modifications may include reductions of the stated interest rate, reductions of the face amount or maturity amount of the debt, and/or reductions of accrued interest. Loan modifications under any of these circumstances constitute a concession to a debtor experiencing financial difficulties and therefore qualify as troubled debt restructurings. The outstanding balance of such restructured loans as of 2012 and 2011 year end was immaterial (representing approximately 0.20% of the financial services portfolio as of both 2012 and 2011 year end) and the financial statement impact of such restructurings was also immaterial to all periods presented in the company’s 2012 Form 10-K.

Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 68

Comment 4: We note a significant component of your business and financial results are derived from activities directly attributable to providing financial services. Please tell us what consideration you have given toward providing an accounting policy footnote regarding when you believe loan modifications represent troubled debt restructurings and your accounting for troubled debt restructurings. In addition, please tell us what consideration you have given toward the disclosure requirements of ASC 310-40-50.

Response:

In assessing its significant accounting policy disclosures, including the disclosure requirements of ASC 310-40-50, the company concluded that loan modifications with insignificant payment delays do not qualify as concessions under troubled debt restructurings as the payment delay is considered to be insignificant in accordance with ASC 310-40-15-17.

As noted in the company’s response to Comment 3 above, loan modifications as a result of bankruptcy proceedings may represent troubled debt restructurings to the extent such proceedings require a restructuring of the debt that constitutes a concession. The financial statement impact of such restructurings was immaterial to all periods presented in the company’s 2012 Form 10-K and, as a result, the company concluded that a significant accounting policy and related footnote disclosure for troubled debt restructuring was not warranted.

Mr. W. John Cash

United States Securities and Exchange Commission

May 20, 2013

The company acknowledges the Staff’s comment and confirms that in its future filings, including the company’s second quarter 2013 Form 10-Q, it will disclose, pursuant to the disclosure requirements of ASC 310-40-50, loan modifications that represent troubled debt restructurings, to the extent such restructurings are material.

*****

Please contact me by phone at (262) 656-5137, FAX at (262) 656-5221, or email at Aldo.J.Pagliari@snapon.com if you need further clarification or have further questions.

Sincerely,

/s/ Aldo J. Pagliari

Aldo J. Pagliari

Principal Financial Officer

Chief Financial Officer

Senior Vice President – Finance

Snap-on Incorporated

Cc:	Mr. Kevin Stertzel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

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